1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

October 5, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Mr. Raymond A. Be

Re:	Sound Point Meridian Capital, LLC (File Nos. 333-272541 and 811-23881)

Dear Mr. Be:

This letter responds to comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated July 19, 2023, in connection with your review of the registration statement on Form N-2 (the “Registration Statement”) for Sound Point Meridian Capital, LLC (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on June 9, 2023. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.

The Fund intends to file Pre-Effective Amendment No. 1 to its Registration Statement (the “Amended Registration Statement”) at a future date, which will reflect the disclosure changes discussed below.” Capitalized terms have the meanings attributed to such terms in the Amended Registration Statement.

On behalf of the Fund, set forth below are the comments of the Staff along with our responses to or any supplemental explanations of such comments, as requested.

General

1.	Comment: We note that portions of the filing, including the Fund’s financial statements, are incomplete. A full financial review (e.g., seed financial statements, auditor’s report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments. Given the substantial amount of missing information, please plan for additional time for staff review once the relevant disclosures are filed.

Response: The Fund acknowledges the Staff’s comment.

October 5, 2023 Page 2

2.	Comment: Please supplementally explain the status of any exemptive relief or no-action request submitted, or expected to be submitted, in connection with the registration statement, including with respect to multi-class and co-investment relief. Also, to the extent exemptive relief has not been obtained, highlight the fact that the Fund will only offer Institutional Shares until such relief is granted.

Response: On June 13, 2023, the Fund submitted to the SEC an application for an order pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act” or “Investment Company Act”), and Rule 17d-1 thereunder to permit the Fund to engage in certain joint transactions that otherwise would be prohibited by Section 17(d), including to allow the Fund to participate in the same investment opportunities with other funds through a proposed co-investment program, as described more fully in the application.

Other than this application, the Fund has not submitted and does not expect to submit any other applications for exemptive relief or no-action requests in connection with the Registration Statement, including multi-class relief, and will only offer Institutional Shares until such relief is granted.

3.	Comment: Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.

Response: The Fund confirms that it has not presented any test the waters materials to potential investors in connection with this offering.

4.	Comment: Please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

Response: The Fund confirms it will use its reasonable best efforts to obtain a FINRA no objections letter. The Fund will address and resolve any FINRA comments prior to effectiveness of the Registration Statement.

5.	Comment: Section 8(c) of the Securities Act relates to post-effective amendments. Please remove the check from the box next to “when declared effective pursuant to Section 8(c).”

Response: The Fund will revise the disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment.

6.	Comment: In correspondence please advise us of the timing of your Initial Portfolio Transaction and the implications of the transaction under the federal securities laws. In your response address,

●	How the transaction complies with Section 17 of the Investment Company Act, including any no-action letters on which you intend to rely;

●	What disclosures will be provided to investors about the transaction and portfolio investments prior to any sales of your securities to investors;

October 5, 2023 Page 3

●	The general background of the portfolio being purchased, including when the investments were initially purchased and why they were purchased, whether the same investment analyses were applied to these purchases, and who you are purchasing the investments from; and,

●	How the Fund will pay for the purchase of the initial portfolio.

Response: The Fund anticipates that as soon as possible after the effective date of the Registration Statement and immediately prior to the completion of the initial public offering of its shares of common stock in the Fund (“Common Stock”), Sound Point Meridian Master Fund LP, a Cayman Islands exempted limited partnership that currently owns 100% of the interest in the Fund (the “Sole Member”), will transfer all of its assets and other portfolio securities and liabilities to the Fund in exchange for interest in the Fund (the “Initial Portfolio Transaction”). No other consideration, payments or fees will be made in connection with the Initial Portfolio Transaction. The Fund will contemporaneously convert into Sound Point Meridian Capital, Inc., a Delaware corporation, pursuant to the terms and provisions of a plan of conversion (the “Conversion”). The interest in the Fund held by the Sole Member will convert by action of law into shares of Common Stock at the time of the Conversion. The Sole Member will receive a number of shares of the Fund’s Common Stock equal to (1) the Fund’s net asset value as of the Conversion date divided by (2) the public offering price for Common Stock to be issued in the initial public offering multiplied by (3) the Sole Member’s proportionate share of units outstanding immediately prior to the Conversion.1 The Sole Member will distribute on a pro rata basis to the limited partners of the Sole Member all of the Fund shares received in the Initial Portfolio Transaction in exchange for their partnership interests in the Sole Member in liquidation of the Sole Member contemporaneous with the Conversion. With respect to compliance with Section 17 of the 1940 Act, the Fund confirms that these transactions will be effected in a manner substantially consistent with the representations set forth in GuideStone Financial Resources of the Southern Baptist Convention, SEC No-Action Letter (pub. avail. Dec. 27, 2006) (“Guidestone”). Further, the transactions are intended to qualify as a nontaxable exchange under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), followed by a nontaxable distribution under Section 731 of the Code.

The assets and other portfolio securities to be acquired by the Fund in the Initial Portfolio Transaction are comprised of certain equity and mezzanine tranches of collateralized loan obligations (“CLOs”) and loan accumulation facilities (“LAFs” or “warehouses”). These CLOs and LAFs were purchased in both the primary and secondary markets beginning in February 2022, upon inception of the Sole Member. All of the purchased investments to be acquired by the Fund are consistent with the investment objective, strategies and policies of the Sole Member. The same investment analyses applicable to the Fund were applied to these purchases because the Fund’s investment objective, strategies and policies, investment adviser and portfolio managers are, in all material respects, equivalent to those of the Sole Member.

[1]	With regard to valuation, the Sole Member and the Fund will follow the conditions of Guidestone. In this regard, the Sole Member and the Fund will have the same procedures for determining their net asset values, which procedures will be approved by the board of directors of the Fund. The Sole Member and the Fund will follow those procedures in determining the number of shares of Common Stock to be issued to the Sole Member in connection with the Initial Portfolio Transaction and Conversion. In addition, the procedures will require the preparation of a report by an independent evaluator to be considered by the Fund’s board of directors in assessing the fair value of any securities (or other assets) for which market quotations are not readily available, that sets forth the fair value of each such asset as of the date of the Initial Portfolio Transaction as identified by the independent evaluator. The independent evaluator will be a person who meets the definition set forth in Rule 17a-8(b)(3) under the 1940 Act. Also, any Fund fair valuation will be conducted consistent with the requirements of Rule 2a-5 under the 1940 Act.

October 5, 2023 Page 4

The disclosure on pages 3 and 52 of the Prospectus under the heading “Our Structure and Formation Transaction” will be revised to include a description of the assets and other portfolio securities to be acquired by the Fund in the Initial Portfolio Transaction, consistent with the above. In addition, financial statements of the Sole Member as of a recent date will be included in a pre-effective amendment to the Registration Statement to be filed at a later date, which financial statements will include a schedule of investments. This pre-effective amendment to the Registration Statement will also include the seed financial statements of the Fund.

7.	Comment: We note your disclosure that the interests held by your Sole Member will convert into shares of your common stock “with the number of shares to be determined by [y]our board of directors ...taking into account [y]our NAV at or around such time and the public offering price ...” Disclosure elsewhere indicates that common stock is being reserved for sale to the Adviser, its employees, and their affiliates “in exchange for an aggregate cash contribution ...” In correspondence, please explain how these transactions will be consistent with Section 23 of the Investment Company Act. In responding, please tell us what consideration, if any, has been given to the principles set out in the Big Apple Capital Corp. (May 6, 1982) no-action letter.

Response: The Fund respectfully submits that these transactions are consistent with the Staff’s position and guidance in the no-action letter dated May 6, 1982 (the “Big Apple Letter”), from Stanley B. Judd, Deputy Chief Counsel of the Staff, to Big Apple Capital Corp. In the Big Apple Letter, the staff declined to provide no-action relief under Sections 23(a) and 23(b) in connection with the private sale by Big Apple Capital Corp. of 4.2 million common shares at $0.05 per share to its organizers, some of whom were characterized in the Big Apple Letter as “passive investors,” which would then be followed by a public offering of 4.0 million shares at a price of $1.00 per share.

As discussed in response 6 above, the Common Stock to be received by the Sole Member will be issued at the net asset value per share of Common Stock, which net asset value per share of Common Stock will be the same as the public offering price for Common Stock to be issued in the initial public offering. Likewise, the Adviser, its employees and its affiliates will purchase the Common Stock at the public offering price for Common Stock in the initial public offering. As a result, the Fund respectfully submits that the transactions comport fully with the requirements of Sections 23(a) and 23(b) of the 1940 Act. Accordingly, the Fund believes that the issues addressed in the Big Apple Letter are not raised in connection with these transactions.

October 5, 2023 Page 5

Prospectus

8.	Comment: As a general matter, the prospectus disclosure, including the Fund Summary (15 pages) and Risk Factors (33 pages), are particularly long and dense. Please revise throughout using plain English principles to enhance its readability. See Rule 421(d) under the Securities Act of 1933 (“Securities Act”); Office of Investor Education, A Plain English Handbook: How to create clear SEC disclosure documents (August 1998) (“Plain English Handbook”).

Response: The Fund will review the prospectus disclosure and shorten or revise this disclosure where appropriate.

Cover Page

9.	Comment: Briefly clarify that securities that are “unrated or rated below investment grade” are commonly known as “junk bonds.”

Response: The Fund will revise the disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment.

Prospectus Summary (page 1)

10.	Comment: The disclosure states “Our focus is on the primary market when the arbitrage between assets and liabilities is attractive and will switch to the secondary market during times of market volatility or when we identify attractive opportunistic and idiosyncratic trades.” Use plain English principles to explain the Fund’s strategy. Avoid excessive jargon. Please revise accordingly.

Response: The referenced disclosure will be revised as follows (new text underlined; deleted text struck through):

Our primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. We seek to achieve our investment objectives by investing primarily in third party CLO equity and mezzanine tranches of predominately U.S.-dollar denominated CLOs backed by corporate leveraged loans issued primarily to U.S. obligors. This investment strategy looks to opportunistically shift between the primary and secondary CLO markets, seeking to identify the most compelling relative value. Our focus is on the primary CLO market (i.e., acquiring securities at the inception of a CLO) when the ~~arbitrage~~ discrepancy between the value of a CLO’s assets and liabilities is believed to present an attractive ~~and~~ investment opportunity. We will opportunistically switch to the secondary market (i.e., acquiring existing CLO securities) during times of market volatility or when we identify attractive ~~opportunistic and idiosyncratic trades~~ investment opportunities. The Adviser aims to identify top-tier CLO managers with proven track records of outperformance through ~~par building~~ increasing the value of the loans held by the CLO, generation of high equity ~~cashflows~~ distributions and active portfolio management. Additionally, the strategy is focused on CLOs with attractive ~~deal~~ structures which include ~~manager~~ flexibility for the CLO manager, strong cushions on ~~deal~~ covenants and cashflow ratios, ~~equity-friendly~~ terms that are favorable to the holders of CLO equity securities and reinvestment periods that ~~fit~~ are consistent with the Adviser’s current market views.

October 5, 2023 Page 6

11.	Comment: Please consider adding one or more graphics explaining what a CLO is, including its assets and capital structure, payment waterfalls, and key features that may disrupt payments to, or impair the value of, lower tranches. Clearly indicate the tranches you will invest principally in.

Response: The following disclosure will be added to the beginning of page 2 of the Prospectus:

CLO Structural Elements

Structurally, CLO vehicles are entities formed to originate and/or acquire a portfolio of loans. The loans within the CLO vehicle are generally limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit.

A CLO vehicle is formed by raising multiple “tranches” of debt (with the most senior tranches being rated “AAA” to the most junior tranches typically being rated “BB” or “B”) and equity. As interest payments are received, the CLO vehicle makes contractual interest payments to the holders of each tranche of debt based on their seniority. If there are funds remaining after each tranche of debt receives its contractual interest rate and the CLO vehicle meets or exceeds required collateral coverage levels (or other similar covenants) the remaining funds may be paid to the holders of the equity tranche. The contractual provisions setting out this order of payments are detailed in the CLO vehicle’s indenture. These provisions are referred to as the “priority of payments” or the “waterfall” and determine any other obligations that may be required to be paid ahead of payments of interest and principal on the securities issued by a CLO vehicle. In addition, for payments to be made to the holders of each tranche, after the most senior tranche of debt, there are various tests which must be complied with, which are different for each CLO vehicle. CLO indentures typically provide for adjustments to the priority of payments in the event that certain cashflow or collateral requirements are not maintained. The collateral quality tests that may divert cashflows in the priority of payments are predominantly determined by reference to the par values of the underlying loans, rather than their current market values.

The diagram below is for illustrative purposes only. The CLO vehicles in which we may invest may vary substantially from the illustrative example set forth below.

October 5, 2023 Page 7

Fundamental credit analysis (page 3)

12.	Comment: Clearly disclose the types of data and analysis that the Adviser uses to select securities and construct the Fund’s portfolio.

Response: The disclosure in the bullet point labeled Fundamental credit analysis will be revised as follows (new text underlined; deleted text struck through).

Fundamental credit analysis. The Investment Team ~~leverages~~ combines its in-house credit views~~, which allows for helpful insight into~~ with proprietary analytical tools to assess underlying ~~credits~~ loans in CLO collateral portfolios. ~~This perspective on credits along~~ CLO trustees typically provide CLO reporting on a monthly basis, which includes information on the current collateral portfolio (loan size, loan spread, industry) as well as month-over-month portfolio changes through manager trading (purchases and sales) and prepayment activity. The Investment Team’s proprietary tools aggregate trustee-reported data with market data ~~on~~ such as current loan pricing and ~~ratings is~~ rating information. The Investment Team forms a credit watchlist based on this information, which is then used to analyze collateral risk ~~and its impact on CLO equity and debt tranches. Fully automated systems allow analysis of large amounts of data, freeing up time to focus on other important subjective elements of the investment process, such as documentation review and manager due diligence~~ of existing and potential Fund investments. The Adviser believes this differentiated approach is a crucial competitive advantage, particularly in times of market stress.

Flexible and disciplined approach (page 3)

13.	Comment: The disclosure states that the Adviser “aims to rotate the portfolio between equity and mezzanine.” Briefly explain what this means in plain English.

Response: The referenced disclosure will be revised as follows (new text underlined; deleted text struck through):

Flexible and disciplined approach. Our investment ~~pace~~ strategy is tailored to current market opportunities~~, and we draw capital as needed and~~. The Adviser will ~~pivot between~~ invest in both the primary and secondary CLO markets based on current relative value. ~~The~~ In the primary market, the Adviser believes better economics are achieved through early deal access and investment flexibility in terms of risk and size (majority or minority positions). ~~The Adviser aims to rotate the portfolio between equity and mezzanine tranches, based on which offers the most compelling risk/reward. Many competitors have either equity funds with mid-teens required returns or debt funds that can only invest in rated tranches (i.e. not equity) and many larger competitors only participate in the primary market due to smaller tranche sizes, larger number of deals and significantly shorter time frames in secondary.~~ In the secondary market, the Adviser believes its analysis of collateral risk identifies investments with the most compelling risk/reward profile. The Adviser allocates the Fund’s portfolio between CLO equity and mezzanine tranches based on the expected return relative to the credit risk of each tranche. The Adviser aims to ~~be opportunistic~~ opportunistically allocate the portfolio across all these elements, as well as rotate the Fund portfolio (through purchases and sales) as investment risks evolve.

October 5, 2023 Page 8

Portfolio Composition (page 4)

14.	Comment: Briefly clarify, if true, that the Fund will be targeting equity tranches of CLOs. Distributions (page 10).

Response: The referenced disclosure will be revised as follows (new text underlined):

We are initially targeting a diversified portfolio of equity tranches of CLOs across 20-25 managers, to be purchased in the primary and secondary markets depending on current relative value. The focus is on higher quality managers with attractive portfolios.

15.	Comment: The disclosure discusses the anticipated amount and percentage of future distributions. Please explain why such disclosure is consistent with Rule 156, or remove. See also the disclosure on page 72.

Response: The Fund confirms that it expects the Board of Directors of the Fund to commence declaring regular monthly distributions of a standard dollar value as of the month of the IPO, which the Fund believes is material to potential stockholders. The Fund respectfully submits that disclosing such intended distribution policies is consistent with market practice for registration statements filed on Form N-2 in connection with initial public offerings.2

The Fund also respectfully notes that any distribution will be accompanied by a written statement disclosing the source or sources of such distribution, including amounts from sources other than net income, if applicable.

We may be subject to risks associated with any wholly-owned subsidiaries (page 22)

16.	Comment: In an appropriate location:

●	Disclose that a subsidiary includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

●	Disclose that the Fund will comply with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with any subsidiary.

●	Disclose that the Fund will comply with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary so that the Fund will treat a subsidiary’s debt as its own for purposes of Section 18.

[2]	See, e.g., Garrison Capital Inc., available at https://www.sec.gov/Archives/edgar/data/1509892/000114420411034694/v224790_n2a.htm and WhiteHorse Finance, Inc., available at https://www.sec.gov/Archives/edgar/data/1552198/000119312512458780/d407454dn2a.htm.

October 5, 2023 Page 9

●	Disclose that any investment adviser to a subsidiary will comply with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between a subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and a subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and a subsidiary’s investment advisory agreements may be combined.

●	Disclose that each subsidiary will comply with provisions relating to affiliated transactions and custody (Section 17). When applicable, identify the custodian of a subsidiary, if any.

●	Disclose any subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

●	Explain in correspondence whether the financial statements of a subsidiary will be consolidated with those of the Fund. If not, please explain why not.

●	Confirm in correspondence that a subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

●	Confirm that if a subsidiary is organized in a foreign jurisdiction, the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

●	Confirm that if wholly-owned, the subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the fund’s fee table.

Response:

●	The Fund will add disclosure in response to the Staff’s comment.

●	The Fund will add disclosure that it will comply with Section 8 of the 1940 Act on an aggregate basis together with any subsidiaries.

●	The Fund will add disclosure that it will comply with Section 18 of the 1940 on an aggregate basis with any subsidiaries so that the Fund will treat a subsidiary’s debt as its own for purposes of Section 18.

●	It is not anticipated that a subsidiary will enter into an investment advisory agreement. Instead, it is expected that the Fund (through its officers or other duly authorized persons), as sole beneficial owner of any subsidiary, would instruct the subsidiary to purchase or sell assets. Any services provided to such a subsidiary (by the Adviser or others) would be administrative, rather than advisory, in nature. Notwithstanding the foregoing, in the event that a subsidiary were to enter into an investment advisory agreement, the Fund undertakes that it would file each such agreement as an exhibit to its Registration Statement.

●	The Fund will add disclosure that any subsidiary will comply with the provisions of the 1940 Act relating to affiliated transactions and custody. The Fund respectfully notes that it does not currently have a subsidiary. It is currently expected that any subsidiary will have the same custodian as the Fund.

October 5, 2023 Page 10

●	The Fund has not yet formed any subsidiaries. To the extent applicable, a subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund will be disclosed in the Registration Statement.

●	The Fund confirms that the financial statements of any subsidiaries will be consolidated with those of the Fund.

●	The Fund confirms that a subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

●	The Fund confirms that if a subsidiary is organized in a foreign jurisdiction, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

●	The Fund confirms that if wholly-owned, the subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

We are subject to risks associated with any hedging or Derivatives Transaction in which we participate (page 30)

17.	Comment: The disclosure in this risk factor indicates that the Fund intends to use derivatives. To the extent this is part of the Fund’s principal strategy, please discuss in more detail in the strategy section. To the extent it is not now a principal strategy, but in the future becomes a principal strategy, supplementally confirm that the Fund will file appropriate amendments to the registration statement at that time.

Response: The following disclosure will be added to the end of page 1 of the Prospectus:

We may also engage in “Derivative Transactions,” as described below, from time to time. To the extent we engage in Derivative Transactions, we expect to do so to hedge against interest rate, credit and/or other risks, or for other investment or risk management purposes. We may use Derivative Transactions for investment purposes to the extent consistent with our investment objectives if the Adviser deems it appropriate to do so. We may purchase and sell a variety of derivative instruments, including exchange-listed and over-the-counter, or “OTC,” options, futures, options on futures, swaps and similar instruments, various interest rate transactions, such as swaps, caps, floors, or collars, and credit default swaps. We also may purchase and sell derivative instruments that combine features of these instruments. Collectively, we refer to these financial management techniques as “Derivative Transactions.” See ”Risk Factors — Risks Related to Our Investments — We are subject to risks associated with any hedging or Derivative Transactions in which we participate.”

Derivative Investments (page 43)

18.	Comment: The disclosure states that “We may change the election [to rely on the limited derivatives users exception] and comply with the other provisions of Rule 18f-4 related to derivatives transactions at any time and without notice.” Supplementally confirm that, to the extent such a change constitutes a material change to the Fund’s strategy, the Fund will appropriately amend its prospectus and registration statement to reflect such changes.

Response: The Fund confirms that to the extent such a change constitutes a material change to the Fund’s strategy, the Fund will appropriately amend its prospectus and Registration Statement to reflect such changes.

October 5, 2023 Page 11

Nominating Committee (page 66)

19.	Comment: The disclosure states that “the nominating committee would favor the re-nomination of an existing independent director rather than nominate a new candidate.” Supplementally explain how doing so would be consistent with the directors’ fiduciary duties.

Response: The Fund will delete the referenced disclosure from the Registration Statement in response to the Staff’s comment.

20.	Comment: The disclosure states that “if the nominating committee or the board of directors determines not to include such candidate among the board of directors’ designated nominees, and the stockholder has satisfied the requirements of Rule 14a-8, the stockholder’s candidate will be treated as a nominee of the stockholder who originally nominated the candidate. In that case, the candidate will not be named on the proxy card distributed with our proxy statement.” These statements are confusing. Please clarify.

Response: The Fund will revise the referenced disclosure to read:

If the stockholder has satisfied the requirements of Rule 14a-8, but the nominating committee or the board of directors determines not to include the candidate recommended by the stockholder among the board of directors’ designated nominees, the stockholder’s candidate will be treated as a nominee of the stockholder and will not be named on the proxy card distributed with our proxy statement.

Provisions of the DGCL and Our Certificate of Incorporation and Bylaws (page 89)

21.	Comment: We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the fund’s governing documents. Provisions eliminating or altering the fiduciary duties of a fund’s directors are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties.

Please add a provision to the Fund’s certificate of incorporation, or otherwise modify the certificate of incorporation, to clarify explicitly that notwithstanding anything to the contrary in the certificate of incorporation, nothing in the certificate of incorporation modifying, restricting or eliminating the duties or liabilities of directors shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The Fund confirms that it will include the requested provision in the certificate of incorporation.

October 5, 2023 Page 12

Part C: Other Information

Item 15: Financial Statements and Exhibits

22.	Comment: Please file the finalized exhibits once they are available.

Response: The Fund respectfully acknowledges the Staff’s comment and will file the finalized exhibits once they are available.

23.	Comment: When available, please provide as soon as practicable, via correspondence, a final draft of the Fund’s organizational documents, both for the limited liability company as well as the Delaware corporation, in order to enable the staff (as early in the process as possible) to review.

Response: The Fund respectfully acknowledges the Staff’s comment and will provide a final draft of the Fund’s organizational documents once they are available.

Accounting Comments

24.	Comment: Please include a statement regarding the financial highlights (i.e., that it is newly organized, does not have any financial history as of the date of this prospectus, will be available in the Fund’s annual, semiannual reports, etc.) See Form N-2, Item 4.

Response: The Fund will add the requested disclosure in response to the Staff’s comment.

25.	Comment: Distributions: Please provide the name of the fund’s independent registered public accounting firm in correspondence.

Response: The Fund expects KPMG LLP will serve as the Fund’s independent registered public accounting firm.

*    *    *

Should you have any questions or comments, please contact me at 202.261.3460.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle